SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 12, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on July 12, 2024.

Payment of Cash Dividend

We hereby inform to the Shareholders of Banco Macro S.A. that, pursuant to (i) the resolutions adopted by the General and Special Shareholders’ Meeting held on April 12th 2024, (ii) Communique “A” 7984 and Communique “A” 7997 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 3 equal and consecutive monthly instalments expressed in constant currency, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last May 6th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on July 12th 2024, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 3 of the cash dividend of AR $176,255,233,717.59, (i.e., AR $ 275.6514510211 per share representing 27,565.1451021166% of the capital stock of AR $639,413,408).

Available as of 07/22/2024

Record date: 07/19/2024

As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.

Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

We further inform to the non-resident shareholders that they may choose to apply the amount of dividends to the subscription of “Bonds for the Reconstruction of a Free Argentina” (BOPREALs), Series 3 issued by the CENTRAL BANK OF THE REPUBLIC OF ARGENITNA (BCRA), pursuant to the provisions of Communique “A” 7997 of the BCRA.

Each non-resident shareholder who chooses this option (hereinafter, the “Subscribing Shareholder”) shall send to the email address productosfinancieros@macro.com.ar, at least forty-eight (48) business hours in advance of the record date, the following information and/or documents: a) an irrevocable instruction letter indicating its intention to subscribe BOPREALs with the funds to be received by such shareholders as dividend under this dividend payment notice. Such instruction letter shall be sent: i) in the case of legal entities, by its legal representative in the Republic of Argentina with such representative’s signature and powers duly certified by notary public and legalized as applicable, and with proof of such legal entity’s registration with the Public Registry of Commerce or signed by the legal representative of the foreign company or agent pursuant to the power of attorney granted abroad with all required formalities, in compliance with all legal authentication requirements applicable in the country of origin as well as with the relevant rules and regulations applicable in the Republic of Argentina to render any document issued in other countries valid in the Republic of Argentina, duly apostilled or certified by the Ministry of Foreign Affairs, as applicable; and ii) in the case of individuals, through a letter signed before a notary public and legalized as applicable; b) the amount in Argentine pesos for which the Shareholder intends subscribe BOPREALs, which amount shall not exceed the amount in Argentine pesos such Shareholder is to receive as dividend, after: i) the 7% tax withholding under section 97 of the Income Tax Law, as revised in 2019; and ii) the 17.5% tax withholding as Tax for an Inclusive and Solidarity-based Argentina (PAÍS) under Decree No. 385/2024; c) proof of Shareholder’s non-resident condition; and d) the custody account to which the Company shall send the bonds under Communique “A” 7997 issued by the BCRA.

Banco Macro undertakes to participate in the BOPREAL bid immediately following the dividend payment date for the amount requested –less the above mentioned 7% tax withholding under section 97 of the Argentine Income Tax Law, as revised in 2019 and the 17.5% withholding as Tax for an Inclusive and Solidarity-based Argentina (PAÍS)- for each Subscribing Shareholder and once credited, it shall transfer the relevant BOPREAL to the custody account informed by the Subscribing Shareholder, under the terms of Communique “A” 7997.

In the event the BCRA does not call for a BOPREAL bid in which the Subscribing Shareholder is able to participate within 30 calendar days from the date of this notice Banco Macro S.A. shall return the relevant amount of Argentine pesos to the Subscribing Shareholder to the account the latter may indicate, free of interests.

Sending an email to the email address mentioned above informing the Shareholder’s decision to choose this regime, implies Banco Macro S.A. shall no be responsible in case that –for any reason whatsoever- the Subscribing Shareholder is unable to get the BOPREALs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 12, 2024

MACRO BANK INC.

By:	/s/ Gustavo A. Manriquez
Name: Gustavo A. Manriquez
Title: Chief Executive Offiscer